                                  Exhibit 99

      NOTICE OF ANNUAL MEETING AND PROXY STATEMENT DATED MARCH 19, 1997


                           THE TOWN AND COUNTRY TRUST

       ------------------------------------------------------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
       ------------------------------------------------------------------

     Notice is hereby given that the Annual Meeting of Shareholders of The Town and Country Trust will be held at 100 South Charles Street, 17th Floor Conference Room, Baltimore, Maryland on Thursday, May 1, 1997 at 11:00 A.M., local time, for the purpose of considering and acting upon:

          1. The election of five (5) Trustees, each to hold office until the next Annual Meeting of Shareholders and until his successor shall be elected and qualified; and

          2. The transaction of any other business which properly may come before the meeting and any adjournments thereof.

     Shareholders of The Town and Country Trust of record at the close of business on February 28, 1997 are entitled to vote at the Annual Meeting and any adjournments thereof.

                                        By order of the Board of Trustees

                                        Daniel G. Berick
                                          Secretary

Baltimore, Maryland
March 19, 1997

SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                                                  March 19, 1997

                           THE TOWN AND COUNTRY TRUST
                            100 SOUTH CHARLES STREET
                           BALTIMORE, MARYLAND 21201

                          ---------------------------
                                 PROXY STATEMENT
                          ---------------------------

     The accompanying proxy is solicited by the Trustees of The Town and Country Trust (the "Trust") for use at the Annual Meeting of Shareholders to be held on May 1, 1997 and any adjournments thereof.

     Shareholders of record at the close of business on February 28, 1997 (the record date) will be entitled to vote at the Annual Meeting and any adjournments thereof. At that date the Trust had issued and outstanding 15,677,690 Common Shares of Beneficial Interest (the "Common Shares"), par value $.01 per Common Share. Each such Common Share is entitled to one vote on all matters properly coming before the Annual Meeting. At least 7,838,846 Common Shares must be represented at the Annual Meeting in person or by proxy in order to constitute a quorum for the transaction of business.

     This Proxy Statement and the accompanying form of proxy were first mailed to Shareholders on March 19, 1997.

                              ELECTION OF TRUSTEES

     At this Annual Meeting, five Trustees are to be elected for a term expiring at the 1998 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified. Unless a Shareholder requests that voting of the proxy be withheld for any one or more of the nominees for Trustee in accordance with the instructions set forth on the proxy, it presently is intended that Common Shares represented by proxies solicited hereby will be voted for the election as Trustees of the five nominees named in the table below. All nominees have consented to being named in this Proxy Statement and to serve if elected. Should any nominees subsequently decline or be unable to accept such nomination or to serve as a Trustee, an event which the Trustees do not now expect, the persons voting the Common Shares represented by proxies solicited hereby may either vote such Shares for a slate of five persons which includes a substitute nominee or for a reduced number of nominees, as they may deem advisable. For election as a Trustee, a nominee must receive the affirmative vote of a plurality of the Common Shares voted at the Annual Meeting in person or by proxy. Neither abstentions nor broker non-votes will be counted as votes cast and neither will have any effect on the result of the vote, although both will count toward the determination of the presence of a quorum.

     The information concerning the nominees set forth in the following table is based in part on information received from the respective nominees and in part on the Trust's records. Each of the nominees first became a Trustee in connection with the formation of the Trust in 1993.

       NAME          AGE                        POSITION
------------------   ---   --------------------------------------------------
Alfred Lerner        63    Chairman of the Board and Chief Executive Officer
                           of the Trust

Harvey Schulweis     56    President of the Trust

James H. Berick      63    Chairman of Berick, Pearlman & Mills Co., L.P.A.,
                           attorneys

H. Grant Hathaway    69    Retired, formerly Vice Chairman, MNC Financial,
                           Inc., bank holding company

Milton A. Wolf       72    President of Milton A. Wolf Investors,
                           investments, and Chairman of Zehman-Wolf
                           Management, Inc., real estate management and
                           development

     Mr. Lerner has been the Chairman of the Board and Chief Executive Officer of the Trust since its formation in May 1993. In addition, Mr. Lerner has served as the Chairman of the Board and Chief Executive Officer of MBNA Corporation, a bank holding company, since its inception as a public company in 1991. From 1979 until 1993, Mr. Lerner was the President of The Town and Country Management Corporation. He was the Chairman of the Board and Chief Executive Officer of MNC Financial, Inc. from September 1990 until July 1991, and was its Chairman of the Board from July 1991 until October 1993. Mr. Lerner was the Chairman of the Board of The Progressive Corporation, an insurance holding company, from 1988 until April 1993. He is a member of the Boards of Trustees of Columbia University, the Cleveland Clinic Foundation and Case Western Reserve University. He also is the President of the Cleveland Clinic Foundation.

     Mr. Schulweis has been the President of the Trust since its formation in May 1993. In addition, Mr. Schulweis has been the President of Schulweis Realty, Inc., real estate ownership and management, since 1991. He is a Certified Public Accountant and a member of the Executive Committee of the National Realty Committee and is a past member of the Board of Governors of the Real Estate Board of New York.

     Mr. Berick has been a Trustee of the Trust since its formation in May 1993. He has been the Chairman of Berick, Pearlman & Mills Co., L.P.A., since July 1986 and has been the President and Treasurer of Realty ReFund Trust, a real estate investment trust, since 1990. Mr. Berick is a Director or Trustee of MBNA Corporation, Realty ReFund Trust, The Tranzonic Companies and A. Schulman, Inc.

     Mr. Hathaway, now retired, has been a Trustee of the Trust since its formation in May 1993. In addition, he served as the Vice Chairman of MNC Financial, Inc. from 1990 until 1993. He also served as Vice Chairman of Maryland National Bank from 1990 until 1993 and was its President and Chief Executive Officer in 1991. Mr. Hathaway was the President and Chief Executive Officer of American Security Bank, N.A. in 1991 and the Chairman and Chief Executive Officer of Equitable Bank, N.A. from 1979 until 1990. Mr. Hathaway also served as the President of Equitable Bancorporation from 1975 until 1990 and as its Chief Executive Officer from 1981 until 1990. Mr. Hathaway is the Chairman of The Kennedy Krieger Institute Development and Resource Board.

     Dr. Wolf has served as a Trustee of the Trust since its formation in May 1993. In addition, he has served as the President of Milton A. Wolf Investors and as the Chairman of Zehman-Wolf Management, Inc. since 1980. Dr. Wolf was the United States Ambassador to Austria from 1977 until 1980. From 1981 until 1987, Ambassador Wolf served as a Distinguished Professorial Lecturer in Economics at Case Western Reserve University. Ambassador Wolf also is a Director of American Greetings Corp. Ambassador Wolf holds a Ph.D in Economics from Case Western Reserve University and holds honorary doctoral degrees from Cleveland State University and Case Western Reserve University. He is Chairman of the American Austrian Foundation, Vice Chairman of the Council of American Ambassadors and is a member of the Council on Foreign Relations, the Academy of Political Science and the American Economic Association. Ambassador Wolf serves on the Boards of Trustees of Case Western Reserve University and the Cleveland Clinic Foundation.

     The Board of Trustees has established an Audit Committee and a Compensation Committee. James H. Berick, H. Grant Hathaway and Milton A. Wolf comprise the Audit Committee and Compensation Committee. The Trust does not have a nominating committee. The functions of such committee are performed by the Board of Trustees.

     The Audit Committee has been established to (i) make recommendations to the Trustees concerning the engagement of the Trust's independent public accountants, (ii) review with the independent public accountants the plans and results of the audit engagement, (iii) approve professional services provided by the independent public accountants, (iv) review the independence of the independent public accountants, (v) consider the range of audit and non-audit fees, and (vi) review the adequacy of the Trust's internal accounting controls. The Audit Committee met twice during the fiscal year.

     The Compensation Committee is responsible for administering the Trust's Amended and Restated 1993 Long Term Incentive Plan and for reviewing benefits and executive compensation, including incentive compensation. The Compensation Committee met once during the fiscal year.

     The Board of Trustees held four meetings during the year ended December 31, 1996. All Trustees attended each meeting of the Trustees and of the Committees thereof.

     THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR EACH NOMINEE FOR TRUSTEE.

CERTAIN RELATED TRANSACTIONS; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Michael H. Rosen, the Executive Vice President of the Trust, is indebted to the Trust in connection with the consolidation of certain personal indebtedness, in the amount of $340,000, as of February 28, 1997. $300,000 of this indebtedness bears interest at a rate comparable to the rate earned on the Trust's invested funds. As of February 28, 1997, such rate was 4.92%. The balance of the indebtedness does not bear interest; however, the Trust has deferred compensation otherwise due Mr. Rosen in the amount of such balance.

     James H. Berick, a Trustee, is Chairman of the law firm Berick, Pearlman & Mills Co., L.P.A., general counsel to the Trust, which received legal fees from the Trust during the year ended December 31, 1996 in the amount of $185,237.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Mr. Schulweis has been both an owner and an investor in a significant number of real estate projects. Of such projects in which Mr. Schulweis or an affiliate is a general partner, two were sold through foreclosure proceedings, one in 1994 and one in 1996.

COMPENSATION OF TRUSTEES

     The Trust pays an annual fee of $25,000, plus a fee of $2,500 for each meeting attended, to its Trustees who are not employees of the Trust or any of its subsidiaries. Trustees who are employees of the Trust are not paid any Trustees' fees. The Trust reimburses the Trustees for travel expenses incurred in connection with their activities on behalf of the Trust.

     Pursuant to the Amended and Restated 1993 Long Term Incentive Plan (the "1993 Plan") adopted by the Trust, each Trustee who is not otherwise an employee of the Trust or its subsidiaries or affiliates automatically receives, on each January 2, an annual grant of options to purchase 2,000 Common Shares having an exercise price equal to 100% of the fair market value of the Common Shares at the date of grant of such option. In addition, each of the Trust's current non-employee Trustees, upon joining the Board, received an initial grant of options to purchase 2,000 Common Shares at an exercise price equal to the initial public offering price of $22.00. Should any additional Trustees be elected in the future, each such Trustee would receive an initial grant of options to purchase 2,000 Common Shares having an exercise price equal to 100% of the fair market value of the Common Shares as of such date.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     This report describes the Trust's executive compensation programs and the basis on which fiscal 1996 compensation determinations were made by the Compensation Committee in respect of the executive officers of the Trust, including Mr. Lerner, the Trust's Chief Executive Officer.

     The Trust's compensation program provides annual cash compensation to executive officers that recognizes short-term individual and Trust performance and long-term compensation that encourages executive officers to focus on the future. The program is designed to reward current performance in proper context with the long-term health of the Trust and to provide for continuity of management of the Trust's properties, which the Board of Trustees considers to be of critical importance. Annual cash compensation consists of salary and bonus. Long-term incentive programs include grants of share options and restricted and unrestricted share awards.

     The Compensation Committee approved annual salaries and bonuses for the Trust's executive officers in respect of fiscal 1996. For purposes of comparison, the Compensation Committee considered salaries and bonuses paid to the Trust's executive officers by the Trust's predecessor entity, as well as salaries and bonuses paid to executive officers of other publicly-held real estate investment trusts. Salaries are based on responsibilities with the Trust, experience, and individual and Trust performance. Bonuses for executive officers are based on Trust and individual performance. Bonuses for 1996 for executive officers were approved by the Compensation Committee based primarily on the Trust's performance in 1996 relative to plans, goals and objectives, including financial goals such as growth in funds from operations, management of costs and acquisitions of new properties, and nonfinancial goals such as tenant satisfaction, employee turnover and management of internal systems and growth.

     Mr. Lerner's salary was fixed and, at his request, he received no bonus or other incentive compensation.

     To provide long-term incentives, the Compensation Committee may grant share options and restricted and unrestricted share awards to officers and key employees under the 1993 Plan. No share options were granted in 1996 to the executive officers of the Trust. Restricted Common Shares were awarded in 1996. Restrictions on such Common Shares lapse on termination of the officer's employment due to death, disability, retirement or a change in control of the Trust. Upon termination of employment for any other reason, all restricted Common Shares as to which the restrictions have not lapsed are forfeited to the Trust. Holders of restricted Common Shares have all of the rights of holders of Common Shares, including the right to receive dividends and to vote. Mr. Lerner, at his request, was not granted any share options or awarded any restricted Common Shares in 1996.

                                        The Compensation Committee

                                        James H. Berick
                                        H. Grant Hathaway
                                        Milton A. Wolf

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the compensation paid or to be paid by the Trust or its subsidiaries in respect of services rendered during the Trust's fiscal year ended December 31, 1996 to the Trust's Chief Executive Officer and each of the Trust's other executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                  ANNUAL COMPENSATION      -------------------------------
                                                ------------------------   RESTRICTED STOCK     OPTIONS       ALL OTHER
 NAME AND PRINCIPAL POSITION     FISCAL YEAR       SALARY        BONUS        AWARDS(1)         (SHARES)     COMPENSATION
------------------------------   ------------   -------------   --------   ----------------   ------------   ------------
Alfred Lerner,                       1996         $ 200,000     $      0      $        0               0       $      0
Chairman of the Board,               1995         $ 200,000     $      0      $        0               0       $      0
Chief Executive Officer              1994         $ 200,000     $      0      $        0               0       $      0

Harvey Schulweis,                    1996         $ 200,000     $      0      $  203,125               0       $      0
President                            1995         $ 200,000     $      0      $  472,656          25,000       $      0
                                     1994         $ 200,000     $      0      $        0          75,000       $      0

Michael H. Rosen,                    1996         $ 175,000     $ 75,000      $        0               0       $ 95,731(2)
Executive Vice President             1995         $ 193,750     $ 93,750      $1,289,063          20,000       $ 95,776
                                     1994         $ 250,000     $200,000      $        0          50,000       $ 22,670

Jennifer C. Munch,                   1996         $ 110,000     $ 40,000      $        0               0       $ 33,542(2)
Vice President--Treasurer            1995         $ 116,250     $ 42,500      $  300,781          10,000       $ 33,587
                                     1994         $ 135,000     $100,000      $        0          30,000       $  7,704

---------

(1) The total number of restricted shares and the aggregate market value at December 31, 1996 are as follows: Mr. Lerner held no restricted shares; Mr.
    Schulweis held 50,000 restricted shares having an aggregate market value of $731,250; Mr. Rosen held 93,750 restricted shares having an aggregate market value of $1,371,094; and Mrs. Munch held 21,875 restricted shares having an aggregate market value of $319,922. Dividends accrue and are paid on the restricted shares. The aggregate market value is based on the fair market value at December 31, 1996 of $14.625 per share.

(2) Amounts shown include the following: Trust or subsidiary contributions to defined-contribution plan--$7,119 for each of Mr. Rosen and Mrs. Munch;
    Trust or subsidiary payments of term life insurance premiums--$864 for Mr.
    Rosen and $522 for Mrs. Munch; and Trust or subsidiary payments of split-dollar life insurance premiums--$87,748 for Mr. Rosen and $25,901 for Mrs. Munch.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                              NO. OF
                                                            SECURITIES                     VALUE OF
                                                            UNDERLYING                   UNEXERCISED
                                                           UNEXERCISED                   IN-THE-MONEY
                         SHARES                             OPTIONS AT                    OPTIONS AT
                       ACQUIRED ON      VALUE            FISCAL YEAR END               FISCAL YEAR END
       NAME             EXERCISE       REALIZED     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
-------------------    -----------     --------     --------------------------    --------------------------
Alfred Lerner               0             $0                   0/0                          $0/$0
Harvey Schulweis            0             $0              58,333/41,667                 $5,208/$10,417
Michael H. Rosen            0             $0              40,000/30,000                 $4,167/$8,333
Jennifer C. Munch           0             $0              23,333/16,667                 $2,083/$4,167

                               PERFORMANCE GRAPH

     The following graph compares total Shareholder returns from August 23, 1993 through December 31, 1996 to the Standard & Poor's 500 Stock Index ("S&P 500") and to the National Association of Real Estate Investment Trusts, Inc.'s Equity REIT Total Return Index ("NAREIT"). The graph assumes that the value of the investment in the Trust's Common Shares and each index was $100 at August 31, 1993 and that all dividends were reinvested. The Shareholder return shown on the following graph is not necessarily indicative of future performance.

     The following graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Trust specifically incorporates this information by reference and otherwise shall not be deemed filed under such Acts.

 Measurement Period
(Fiscal Year Covered)                Trust              S&P 500              NAREIT
August 31, 1993                      100                 100                 100
December 31, 1993                     93.39              101.56               97.14
December 31, 1994                     71.79              102.88              100.22
December 31, 1995                     73.62              141.39              115.52
December 31, 1996                     92.71              173.90              156.26

RETIREMENT PLAN

     An affiliate of the Trust, The TC Operating Limited Partnership, maintains a non-contributory, defined-contribution plan established by its predecessor for the benefit of employees. The plan covers all employees who are twenty and one-half years old with six months or more of service. Participants qualify for benefits upon reaching the age of sixty-five and early retirees qualify provided they have completed ten years of service. After three years of service, participants become 20% vested in employer contributions which are based on current compensation levels. From the fourth through the seventh years, vesting increases by 20% each year until full vesting occurs. For the fiscal year ended December 31, 1996, $7,119 was contributed to the plan accounts of each of Mr. Rosen and Mrs. Munch. Messrs. Lerner and Schulweis are not participants in such plan.

               OWNERSHIP OF COMMON SHARES OF BENEFICIAL INTEREST

     The following table sets forth information as of February 28, 1997 in respect of beneficial ownership of Common Shares by each person known to the Trust to own 5% or more of its Common Shares, by each Trustee, by each named executive officer and by all Trustees and executive officers as a group.

                                     SHARES         % OF          OWNERSHIP         TOTAL SHARES
                                   BENEFICIALLY  OUTSTANDING       OF SHARE          AND SHARE
              NAME                 OWNED(1)(2)     SHARES       EQUIVALENTS(3)    EQUIVALENTS/%(4)
---------------------------------  ----------    -----------    --------------    ----------------
                                   MANAGEMENT
Alfred Lerner
  25875 Science Park Drive
  Beachwood, Ohio 44122..........  1,000,000           6.4%        2,152,299        3,152,299/17.4%
Harvey Schulweis.................    226,666           1.4%          215,230          441,896/ 2.4%
James H. Berick..................     15,900(5)      *                    --                    --
H. Grant Hathaway................     60,000         *                    --                    --
Milton A. Wolf...................     76,800(6)      *                    --                    --
Michael H. Rosen.................    143,616(7)      *                    --                    --
Jennifer C. Munch................     52,831(8)      *                    --                    --
All Trustees and Executive
  Officers as a Group (7
  persons).......................  1,575,813          10.0%

                                           INSTITUTIONAL INVESTORS(9)
Corbyn Investment Management,
  Inc., et al.
  Suite 108
  2330 W. Joppa Rd.
  Lutherville, Maryland 21093....    969,307(10)       6.2%
State Farm Mutual Automobile
  Insurance Company
  One State Farm Plaza
  Bloomington, Illinois 61710....  1,000,000(11)       6.4%

---------------

* Less than 1% of the Common Shares outstanding

 (1) Includes the following number of Common Shares which are not owned but can be purchased within 60 days upon the exercise of options granted under the 1993 Plan: 10,000 by each of James H. Berick, H. Grant Hathaway and Milton
     A. Wolf; 66,666 by Mr. Schulweis; 46,666 by Mr. Rosen; and 26,666 by Mrs.
     Munch.

 (2) Includes the following number of restricted Common Shares awarded under the 1993 Plan: 50,000 for Mr. Schulweis, 93,750 for Mr. Rosen and 21,875 for
     Mrs. Munch.

 (3) In consideration of the contributions of their interests in the Trust's original properties as part of the formation of the Trust, Messrs. Lerner and Schulweis retained beneficial ownership of their limited partnership interests in the Operating Partnership, in which the Trust is an 86.00% general partner. As of February 28, 1997, Messrs. Lerner and Schulweis owned 12.10% and 1.21% limited partnership interests, respectively, in the Operating Partnership. The limited partners of the Operating Partnership share proportionately with the Trust, as general partner, in the net income or loss and any distributions of the Operating Partnership; therefore, Mr.
     Lerner's 12.10% limited partnership interest in the Operating Partnership is the economic equivalent of 2,152,299 Common Shares of the Trust and Mr.
     Schulweis' 1.21% limited partnership interest in the Operating Partnership is the economic equivalent of 215,230 Common Shares of the Trust. Pursuant to the partnership agreement of the Operating Partnership, Messrs. Lerner and Schulweis each may convert his limited partnership interest into such number of Common Shares.


                                        7

 (4) Percentage shown calculated based on conversion of all share equivalents into Common Shares.

 (5) Includes 1,200 shares held solely by Mr. Berick's wife, beneficial ownership of which Mr. Berick disclaims.

 (6) Includes 4,500 shares held solely by Dr. Wolf's wife and 800 shares held solely by Dr. Wolf's wife as guardian for their adult child, beneficial ownership of which Dr. Wolf disclaims.

 (7) Includes 200 shares held solely by Mr. Rosen's minor child, beneficial ownership of which Mr. Rosen disclaims.

 (8) Includes 445 shares held solely by Mrs. Munch's husband, beneficial ownership of which Mrs. Munch disclaims.

 (9) The two beneficial owners in this category have filed Schedules 13G with the Trust in which they certified that they acquired the Trust's Common
     Shares in the ordinary course of business and not for the purpose of changing or influencing the control of the Trust. The percentage ownership shown in the table has been calculated by reference to the Trust's records.

(10) According to its report on Schedule 13G, as of December 31, 1996, a group consisting of Corbyn Investment Management Inc., a registered investment adviser ("Corbyn"), and Greenspring Fund, Inc., a registered investment company ("Greenspring"), directly or indirectly beneficially owned, in the aggregate, 969,307 of the Trust's Common Shares. According to this group's
     Schedule 13G, Corbyn and Greenspring owned and held sole voting and dispositive power over 692,262 Common Shares and 277,045 Common Shares, respectively.

(11) According to its report on Schedule 13G, as of December 31, 1996, State
     Farm Mutual Automobile Insurance Company, an insurance company ("State
     Farm"), beneficially owned 1,000,000 of the Trust's Common Shares. State
     Farm states in its Schedule 13G that it possesses sole authority to vote and to dispose or direct the disposition of all of such shares. State Farm states in its Schedule 13G that certain of its direct and indirect subsidiaries may be deemed to share beneficial ownership in respect of such shares as a result of certain internal investment procedures.


                            SELECTION OF ACCOUNTANTS

     The Trustees have selected Ernst & Young LLP as independent accountants for the Trust for the fiscal year ending December 31, 1997. Ernst & Young LLP were the independent accountants for the Trust for the fiscal year ended December 31, 1996 and are considered by the Trustees to be well qualified.

     Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

                                 OTHER MATTERS

     The Trustees know of no matters to be presented for action at the Annual Meeting other than those described in this Proxy Statement. Should other matters come before the meeting, the Common Shares of the Trust represented by proxies solicited hereby will be voted in respect thereof in accordance with the best judgment of the proxy holders.

                             SHAREHOLDER PROPOSALS

     If a Shareholder intends to present a proposal at the Annual Meeting of Shareholders presently scheduled for April 1998 such proposal must be received by the Trust on or before November 19,

1997 in order to be considered for inclusion in the Trust's Proxy Statement and form of proxy relating to that meeting.

                             REVOCATION OF PROXIES

     A proxy may be revoked at any time before a vote is taken or the authority granted otherwise is exercised. Revocation may be accomplished by the execution of a later proxy in respect of the same shares or by giving notice in writing or in open meeting.

                            SOLICITATION OF PROXIES

     The cost of soliciting proxies will be borne by the Trust. The Trust does not expect to pay for the solicitation of proxies, but may pay brokers, nominees, fiduciaries and custodians their reasonable expenses for sending proxy materials to principals and obtaining their instructions. In addition to solicitation by mail, proxies may be solicited in person, by telephone or telegraph or by officers, Trustees and regular employees of the Trust.

                                          By order of the Board of Trustees

                                          Daniel G. Berick
                                            Secretary

March 19, 1997

                                        9